UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Demonstrates Mobile WiMAX™ Technology Leadership with WiMAX Forum® Certification for 3.5 GHz Frequency. Dated February 17th, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Demonstrates Mobile WiMAX™ Technology
Leadership with WiMAX Forum® Certification for 3.5 GHz
Frequency

Alvarion one of first vendors to power continued industry growth by expanding its
Mobile WiMAX certified BreezeMAX® solutions to include additional frequencies

Barcelona, February 17, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that its 3.5 GHz BreezeMAX base station received WiMAX Forum® certification. Having already achieved WiMAX Forum certification for its BreezeMAX 2500, this accomplishment further demonstrates Alvarion’s leadership in the WiMAX industry as it continues to be at the forefront of key technology and market developments.

WiMAX Forum Certified™ equipment is essential to leverage economies of scale from an ecosystem dedicated to interoperability and best-of-breed solutions for operators. All the products undergo a rigorous testing process in order to achieve a common set of features to streamline product conformance to the standards

“Certification is a crucial step to build a global WiMAX ecosystem that is interoperable and can provide the roaming capabilities customers demand,” said Ron Resnick, president and chairman of the WiMAX Forum. “Alvarion’s achievement in certification sets an example for the WiMAX industry and provides operators with the access to WiMAX Forum Certified products they need in order to make their networks a success.”

Wireless broadband represents a growing opportunity around the globe, and WiMAX offers an unmatched user experience today as evidenced by the growing number of operator deployments that deliver these bandwidth-rich services. WiMAX solutions from Alvarion provide access to high data intensive applications such as mobile video, social media, advanced games, multimedia telephony and other Web 2.0 applications anytime, anywhere.

“As a founding member of the WiMAX Forum, we continuously strive to demonstrate our leadership in the Mobile WiMAX market,” said Tzvika Friedman, president and CEO of Alvarion. “Being in the first group to receive certification is a testament of our strong dedication to WiMAX as we continue to drive global R&D developments in WiMAX. We see 3.5 GHz as a huge growth opportunity and it represents the current largest customer base of Alvarion. Certification, which enables a rich ecosystem, is a key element of our strategy aimed at improving our customers’ business case, and making their services to the end users, a success.”

Alvarion’s BreezeMAX platform is one of the first OPEN WiMAX base stations currently deployed in multiple commercial projects worldwide. Using Alvarion’s SentieM technologies, BreezeMAX includes unique algorithms for enabling dynamic rate adaptation, MIMO A and B switching, fast mobility and comprehensive distributed ASN gateway model. Consequently, operators can benefit from reduced total cost of ownership in today’s demanding market.

About WiMAX Forum®
The WiMAX Forum® is an industry-led, not-for-profit organization formed to certify and promote the compatibility and interoperability of broadband wireless products based upon the harmonized IEEE 802.16/ETSI HiperMAN standard. WiMAX Forum Certified products are interoperable and support broadband fixed, nomadic, portable and mobile services. Along these lines, the WiMAX Forum® works closely with service providers and regulators to ensure that WiMAX Forum Certified systems meet customer and government requirements. Through the WiMAX Forum Congress Events Series of global trade shows and events, the WiMAX Forum is committed to furthering education, training and collaboration to expand the reach of the WiMAX ecosystem. For more information, visit the trade show link at www.wimaxforum.org.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the inability to compensate for the loss of R&D funding through the reduction in operating expenses, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” “4Motion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.